Filed by: Arch Resources, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Arch Resources, Inc.

Commission File No.: 001-13105

The following are excerpts from the transcript of Arch Resources, Inc.’s (“Arch”) conference call on November 5, 2024 regarding Arch's third quarter 2024 earnings. The excerpts below contain only those portions of the transcript relating to the proposed merger of Arch and CONSOL Energy Inc.

Corporate participants

Deck Slone

Arch Resources, Inc. — Senior Vice President, Strategy and Public Policy

Paul Lang

Arch Resources, Inc. — Chief Executive Officer

Conference Call Participants

Lucas Pipes

B. Riley FBR — Analyst

Nathan Martin

The Benchmark Company — Analyst

Katja Jancik

BMO Capital Markets — Analyst

Michael Dudas

Vertical Research Partners — Analyst

PRESENTATION

With that, I’ll shift my remaining remarks to our merger with CONSOL Energy.

First, I’m pleased to report that we’re making excellent progress in bringing the transaction to completion. In recent weeks, we’ve seen an expiration of the Hart-Scott-Rodino waiting period, while also securing all the needed international antitrust approvals. Clearly, these were significant steps.

It’s also important to note that since the announcement of the merger, the teams have been driving forward with efforts to deliver an efficient integration process following the completion of the merger that should, in turn, unlock significant synergistic value of the combination. Basically, we plan to hit the ground running following close.

The next step in the merger process is stockholder votes for both companies. In preparation for this, we’re currently working to finalize the Form S-4 document. The closing of the merger remains subject to approval by stockholders of both companies, and the satisfaction of the remaining customary closing conditions.

We expect to complete the merger in the first quarter of 2025, and then to move full speed into the integration.

To reiterate many of the projected benefits of this tremendous merger, we expect the combination will join the best-in-sector operating platforms anchored by world-class, high-quality, low-cost, and long-life longwall mines; create a broad, diverse portfolio of coal qualities and blends capable of serving multiple growth markets and geographies; expanding North American logistics and export capabilities, including ownership in two East Coast terminals and long-standing relationships with West Coast and Gulf Coast ports; create a visible revenue stream with meaningful upside opportunities, balancing CONSOL’s seaborne industrial business with Arch’s exposure to higher-value metallurgical coals and associated demand dynamics; enabling robust adjusted EBITDA and free cash flow generation; unlock additional value creation from $110 million to $140 million of annual cost savings and synergies; and create the potential for robust capital returns and investments in innovation and growth, underpinned by industry-leading cash generation and a strong balance sheet.

Once the transaction closes, we’ll turn our full attention to realize the potential of the combined company, with a strong focus on capturing the significant, quantifiable synergies we’ve identified in the areas of logistics, blending, marketing, procurement, and streamlining of the corporate structure, as well as aggressively pursuing the harder-to-quantify but equally compelling opportunities in areas such as sharing best practices across an extensive longwall fleet.

In closing, let me say again how enthusiastic we are about the excellent progress the two companies are making to bring the merger to a successful close and the way in which the Arch operations are aligning themselves for a strong 2025.

We’re more confident than ever that the pending merger will create a global industry leader, well equipped to capitalize on promising market dynamics in both its core lines of business, global metallurgical and high-rank seaborne thermal coal.

With that, we’d be happy to take your questions. Operator?

Q&A

Lucas Pipes

Thank you for all the colour. I’ll try a quick one, and sorry if I missed it. Is there a date for the shareholder vote?

Paul Lang

Not yet.

Paul Lang

I want to thank you again for your interest in Arch, not only today, but also over many years.

Upon the anticipated closure of the merger, we’ll be turning a page in our long and successful history, but at the same time, starting an exciting new chapter with CONSOL’s team as Core Natural Resources.

As we prepare for the transition, I want to thank the people who made this new beginning possible. Throughout the process, the Arch board, the management team, our employees, the employees at CONSOL have worked tirelessly and selflessly to bring this value creation and merger to fruition, believing that it is the right path forward to ensure the company’s long-term success.

It’s truly been an admirable show of professionalism that the organization, its shareholders, and its other stakeholders are in their debt for delivery.

With that, Operator, we’ll conclude the call, and I look forward to the possibility of reporting to the group in Q1 as part of the first Core Natural Resources earnings call.

Stay safe and healthy, everyone.

*************

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. Forward-looking statements are not statements of historical fact and reflect CONSOL’s and Arch’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the proposed transaction involving CONSOL and Arch, including future financial and operating results, CONSOL’s and Arch’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the proposed transaction, and other statements that are not historical facts, including estimates of coal reserves, estimates of future production, assumptions regarding future coal pricing, planned delivery of coal to markets and the associated costs, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite CONSOL and Arch stockholder approvals; the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk of delays in completing the proposed transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of CONSOL’s common stock or Arch’s common stock; the risk of litigation related to the proposed transaction; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the dilution caused by CONSOL’s issuance of additional shares of its capital stock in connection with the proposed transaction; changes in coal prices, which may be caused by numerous factors, including changes in the domestic and foreign supply of and demand for coal and the domestic and foreign demand for steel and electricity; the volatility in commodity and capital equipment prices for coal mining operations; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental and geological risks; mining and operating risks; the risks related to the availability, reliability and cost-effectiveness of transportation facilities and fluctuations in transportation costs; foreign currency, competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in CONSOL’s and Arch’s businesses.

All such factors are difficult to predict, are beyond CONSOL’s and Arch’s control, and are subject to additional risks and uncertainties, including those detailed in CONSOL’s annual report on Form 10-K for the year ended December 31, 2023, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at https://investors.consolenergy.com/sec-filings and on the SEC’s website at http://www.sec.gov, and those detailed in Arch’s annual report on Form 10-K for the year ended December 31, 2023, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Arch’s website at https://investor.archrsc.com/sec-filings/ and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither CONSOL nor Arch undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, CONSOL filed with the SEC on October 1, 2024 a registration statement on Form S-4 that includes a preliminary joint proxy statement of Arch and CONSOL and that also constitutes a prospectus of CONSOL. Each of Arch and CONSOL may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the definitive joint proxy statement/prospectus or registration statement or any other document that Arch or CONSOL may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Arch and CONSOL. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARCH, CONSOL AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (if and when available) and other documents containing important information about Arch, CONSOL and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and preliminary joint proxy statement/prospectus, definitive joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Arch may be obtained free of charge on Arch’s website at https://investor.archrsc.com/sec-filings/ or, alternatively, by directing a request by mail to Arch’s Corporate Secretary at One CityPlace Drive, Suite 300, St. Louis, Missouri, 63141. Copies of the registration statement, preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by CONSOL may be obtained free of charge on CONSOL’s website at https://investors.consolenergy.com/sec-filings or, alternatively, by directing a request by mail to CONSOL’s Corporate Secretary at 275 Technology Drive, Suite 101, Canonsburg, Pennsylvania 15317.

Participants in the Solicitation

Arch, CONSOL and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Arch, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Arch’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2024, including under the headings “Executive Compensation,” “Director Compensation,” “Equity Compensation Plan Information,” and “Security Ownership of Directors and Executive Officers.” To the extent holdings of Arch common stock by the directors and executive officers of Arch have changed from the amounts of Arch common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC, including: the Form 3 filed by George John Schuller on March 19, 2024; and the Forms 4 filed by Pamela Butcher on March 13, 2024, March 18, 2024, June 17, 2024 and September 16, 2024, James Chapman on March 11, 2024, Paul Demzik on March 5, 2024, John Eaves on March 8, 2024, Patrick Kriegshauser on March 18, 2024, June 17, 2024 and September 16, 2024, Holly Koeppel on March 18, 2024, June 17, 2024 and September 16, 2024, Richard Navarre on March 18, 2024, June 17, 2024 and September 16, 2024, George John Schuller on March 21, 2024, Peifang Zhang on March 18, 2024, June 17, 2024 and September 16, 2024, John Ziegler on March 8, 2024, John Drexler on October 15, 2024, Rosemary Klein on October 15, 2024, Deck Slone on October 15, 2024 and Matthew Giljum on October 15, 2024. Information about the directors and executive officers of CONSOL, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in CONSOL’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2024, including under the headings “Board of Directors and Compensation Information,” “Executive Compensation Information” and “Beneficial Ownership of Securities.” To the extent holdings of CONSOL common stock by the directors and executive officers of CONSOL have changed from the amounts of CONSOL common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC, including: the Forms 4 filed by James Brock on May 24, 2024 and July 1, 2024, John Mills on May 9, 2024, Cassandra Chia-Wei Pan on May 9, 2024, Valli Perera on May 9, 2024, Joseph Platt on May 9, 2024 and John Rothka on March 8, 2024. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from Arch or CONSOL using the sources indicated above.